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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Genesis Health Ventures, Inc.
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             (Exact name of registrant as specified in its charter)



            Pennsylvania                                06-1132947
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)



101 East State Street, Kennett Square, Pennsylvania                19348
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(Address of principal executive offices)                        (Zip Code)


Securities to be registered to Section 12(b) of the Act:


Title of each class to be so registered         Name of each exchange on which
                                                each class is to be registered

                 None                                     Not Applicable
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         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box.                         [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d),check the following box.                          [x]

Securities Act registration statement file number to which this form relates:
(if applicable)
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Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $.02 par value per share
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                                (Title of class)

          Warrants to purchase Common Stock, $.02 par value per share, exercisable until October 2, 2002
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                                (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.
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Common Stock

         Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company") is authorized to issue 200,000,000 shares of Common Stock, $.02 par value per share (the "Common Stock").

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of preferred stock which the Company may issue in the future.

Warrants

            In connection with the financial restructuring of the Company, pursuant to the Joint Plan of Reorganization, of the Company, The Multicare Companies, Inc. and certain of their respective subsidiaries, dated as of June 5, 2001 (the "Plan"), the Company is issuing warrants which are exercisable to purchase up to 4,559,475 shares of Common Stock, subject to adjustment (the "Warrants"), to the holders of certain allowed claims of the Company (the "Claims") in partial exchange for such Claims and in accordance with the Plan.

            The Warrants are exercisable for a period commencing on October 2, 2001 (the "Effective Date") and ending at 5:00 p.m., New York time, on the first anniversary of the Effective Date. The exercise price of each Warrant is $20.33 per share of Common Stock, subject to adjustment. The number of shares of Common Stock which may be acquired upon exercise of each Warrant and the exercise price are each subject to adjustment in certain circumstances, including but not limited to, if the Company (a) declares or pays a dividend, (b) subdivides, combines or reclassifies its Common Stock, (c) distributes to all holders of its Common Stock evidences of its indebtedness, shares of another class of capital stock, assets or rights to subscribe for shares of Common Stock, or (d) merges or consolidates with another person.
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Anti-Takeover Provisions

          The Company is governed by the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL") which provides that the board of directors of a corporation in discharging its duties, including its response to a potential merger or takeover, may consider the effect of any action upon employees, suppliers and customers of the corporation, communities in which offices or other establishments of the corporation are located and all other pertinent factors.

            In addition, under the BCL, subject to certain exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of such corporation's voting stock (an "interested person") may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such person acquired 20% or more of such stock or if the board approved such person's acquisition of 20% or more of such stock prior to such acquisition; (ii) the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all shareholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock;
(iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person; or (v) the business combination that meets certain minimum conditions is approved at a shareholder's meeting called for such purpose no earlier than five years after the interested person became an interested person. A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. The Company's Amended and Restated Articles of Incorporation ("Articles") do not provide an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which the Company has elected to exempt itself in the Articles.

           The Articles contain certain provisions which may impact upon a person's decision to implement a takeover of the Company, including the following provisions: (i) a classified board of directors, with each director having a three-year term; (ii) a provision providing that certain business combinations involving the Company, unless approved by at least 75% of the board of directors, shall require the affirmative vote of at least 80% of the voting stock of the Company; (iii) a provision permitting the board of directors to oppose a tender or other offer for the Company's securities in light of the fairness of the price, the impact on the Company's constituents, the reputation of the offeror, the value of the offered securities and any applicable legal or regulatory issues; (iv) a provision requiring the affirmative vote of at least 80% of the Company's voting stock to amend its provisions relating to anti-takeover measures, unless the amendment is approved by at least 75% of the board; and (v) preferred stock with rights to be designated by the board of directors.
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            The overall effect of the foregoing provisions may be to deter a future tender offer. Shareholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of the Common Stock at that time. In addition, these provisions may have the effect of assisting the Company's management to retain its position and place it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the Company's business.

Limitations on Directors' Liabilities and Indemnification

         As permitted by the BCL, the Company's Amended and Restated Bylaws ("Bylaws") provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the board of directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

         The Company's Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other corporation, whether or not he is a director or executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred. No indemnification shall be provided, however, with respect to: (i) liabilities arising under Section 16(b) of the Securities Exchange Act of 1934, as amended; (ii) if a final unappealable judgment or award establishes that such officer or director engaged in self-dealing, willful misconduct or recklessness; (iii) for expenses or liabilities which have been paid directly to, or for the benefit of, such person by an insurance carrier and (iv) for amounts paid in settlement of actions without the written consent of the board of directors.
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Item 2.  Exhibits.

         1. Amended and Restated Articles of Incorporation (Incorporated by Reference from Exhibit T3A-5 of the Company's Form T-3 filed on September 18,
2001).

         2. Amended and Restated Bylaws (Incorporated by Reference from Exhibit T3B-2 of the Company's Form T-3 filed on September 18, 2001).

         3. Specimen of Common Stock Certificate.

         4. Form of Warrant Agreement.
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    Genesis Health Ventures



Date: October 2, 2001               By: /s/ James V. McKeon
                                        ---------------------------------
                                        Name:  James V. McKeon
                                        Title: Senior Vice President and
                                               Corporate Controller